EXHIBIT 2



						MEMORANDUM OF UNDERSTANDING

								6/14/99

		By and Between the Governor of the State of New Hampshire Acting Through Her Office of Energy and Community Services, The Office of the Attorney General, Staff of the New Hampshire Public Utilities Commission, Public Service Company of New Hampshire and Northeast Utilities


							INDEX
1.	Purpose
2.	Rates
3.	Write Off
4.	Securitization and Securitized Assets
5.	Stranded Cost Recovery Charge
6.	Exit Fees
7.	Risk Sharing
8.	Sale of PSNH or NU
9.	Divestiture
	a.	Fossil/Hydro Asset Sale
	b.	Employee Protection
	c.	Seabrook Sale
	d.	Vermont Yankee Sale
	e.	Millstone
	f.	Hydro Quebec
	g.	White Lake Power Plant
	h.	IPPs
	i.	Wyman Unit 4
	j.	Other Potential Generation Sites
	k.	Market Based Wholesale Contracts
	l.	Prudent Operation
	m.	Final Sale
10.	Energy Charge
	a.	Transition Service
	b.	Default Service
11.	Auctions
12.	Delivery Charge (T&D)
13.	Public Policy Benefits
	a.	Low Income Protection
	b.	Energy Efficiency/Conservation
	c.	System Benefits Charge
14.	Energy Consumption Tax
15.	Rate Design
16.	Special Contracts
17.	Market Power
18.	New Hampshire Electric Cooperative Issues
19.	Dividends
20.	Sharing Agreement
21.	Bankrup0tcy of NU or Other Affiliates
22.	Termination of Administrative and Court Proceedings
23.	Conditions for Competition Day
24.	Date for Customer Choice
















































					MEMORANDUM OF UNDERSTANDING

							6/14/99

		By and Between the Governor of the State of New Hampshire Acting Through Her Office of Energy and Community Services, The Office of the Attorney General, Staff of the New Hampshire Public Utilities Commission, Public Service Company of New Hampshire and Northeast Utilities



1.	Purpose

The purpose of this Memorandum of Understanding ("MOU") is to set forth the understandings reached by the Governor of New Hampshire, acting through her Office of Energy and Community Services, the Office of the Attorney General, Staff of the Public Utilities Commission, Public Service Company of New Hampshire (PSNH) and Northeast Utilities (NU) (collectively, the "parties") about how to resolve their pending litigation and bring retail competition in the electric industry to the customers of PSNH. As set forth herein, the understandings between the parties will:

	Provide an initial 18.2% rate reduction for PSNH customers.

	Obtain substantial burden sharing by PSNH in the form of a $367 million write-off ($225 million after tax) that will reduce stranded costs.

	Share the risks of stranded cost recovery.
	Implement retail choice for all PSNH customers.

	Resolve all issues pertaining to the Rate Agreement.

	Resolve the Fuel and Purchased Power Adjustment Clause (FPPAC) under-recovery that exists as of Competition Day, and eliminate FPPAC in the future.

	Assure rate relief that is sustainable over the long-term.

	Secure low-cost financing through the issuance of $725 million of Rate Reduction Bonds (securitization).

	Make provision for low income assistance and energy conservation programs for PSNH customers.

	Secure competitive Transition Service.

	Require divestiture of PSNH generating assets.

	If implemented, the agreements contained in this MOU will comply with the requirements of RSA 374-F, will resolve the pending PSNH rate case, settle all outstanding federal and state litigation with respect to PSNH restructuring, and lay to rest various other areas of dispute between the parties.

	It is expressly understood that this MOU signifies the intention of the parties to negotiate a definitive agreement to accomplish the foregoing, which shall be filed with and subject to the approval of the New Hampshire Public Utilities Commission (PUC). In addition to such approval, the parties further agree that their understandings regarding securitization, as expressed herein and in any definitive agreement, will require the enactment of legislation by the New Hampshire Legislature. It is expressly understood that the parties will negotiate in good faith to finalize their understandings, in the form of a definitive agreement, and that they will seek the support of various interested groups. The parties will seek approval of the PUC and all necessary legislative action. This MOU, and any resulting agreements, are to be governed by and construed and enforced in accordance with the laws of the State of New Hampshire, provided further that any disputes regarding the final agreement will be subject to the jurisdiction of the PUC and the appellate jurisdiction of the New Hampshire Supreme Court.

2.	Rates

	The average tariffed retail rate for customers taking Transition Service on Competition Day will be 10.6 cents per kWh. This represents an approximate 18.2% decrease from existing rate levels including the current
FPPAC component. Base rates for bundled service will be frozen at existing temporary rate levels until Competition Day. The FPPAC rate will also be frozen at the currently effective amount of .383 cents per kWh until Competition Day. The overall rate level may be adjusted prior to Competition Day for future changes to the Nuclear Decommissioning Charge or to any new level of public policy expenditures. Retail rates on Competition Day will consist of a T&D or Delivery Charge, a Stranded Cost Recovery Charge (SCRC), an Energy Charge (for market energy, Transition Service or Default Service), a System Benefits Charge, and a Consumption Tax. The average unbundled rate for Transition Service customers will be:

	3.70 cents	Energy
	2.80		Delivery
	3.79		Stranded Costs Recovery Charge
	 .25		System Benefits
	 .06		Consumption Tax
	10.60 cents 	per kWh


3.	Write Off

	PSNH will write off $367 million ($225 million after tax) on or before Competition Day, in consideration of resolving all rate and restructuring issues, including:

	Stranded cost recovery issues,

	Current base rate case issues,

	Current and pending Fuel and Purchased Power Adjustment Clause (FPPAC) issues,

	Transfer of PSNH's share of Millstone 3 to an affiliate, and

		Enactment of securitization legislation (Rate Reduction Bonds).

The write off will be taken against the following assets in a manner which maximizes benefits for customers:

   Seabrook deferred return

   Acquisition premium.

In addition to the write off, PSNH will reduce stranded assets by $10 million upon the transfer of its market-based wholesale contracts to an affiliate.

4.	Securitization and Securitized Assets

The parties recognize that securitization is a useful tool for lowering customers' bills. They agree to seek and support legislation authorizing PSNH to securitize $725 million of stranded costs for the purpose of reducing the Stranded Cost Recovery Charge. Such securitization shall require the prior approval by the PUC of the items to be securitized and the use of securitization proceeds. Securitized strandable assets will be recovered over no more than 12 years and will consist of:

		Seabrook over market value

		Millstone 3 over market value

		A portion of the Acquisition Premium

		FAS 109 costs related to the securitized portion of the Acquisition
		Premium

		Financing costs

The cost of securitized funds shall be the average of the actual Rate Reduction Bonds issued; provided, however, that if PSNH can obtain an AAA rating for the bonds and close on the financing by December 31, 1999, it will guarantee a 6.25% interest rate on the Rate Reduction Bonds; if the closing occurs between January 1, 2000 and July 1, 2000, the guaranteed rate is 7.25%. If the closing occurs after June 30, 2000, or if an AAA rating is not achieved, there shall be no guarantee of the interest rate.

5.	Stranded Cost Recovery Charge

The Stranded Cost Recovery Charge (SCRC) is designed to be a nonbypassable charge as provided in RSA 374:F that is designed to recover the portion of PSNH's stranded costs that are allowed by this Agreement. The SCRC will consist of a three-part charge. Part 1 relates to the portion of stranded costs that are securitized. Parts 2 and 3 of the SCRC relate to non-securitized stranded costs. Table 1 sets forth the parties' current estimate of total stranded costs as of January 1, 2000. Table 2 contains an amortization schedule for those costs. The estimated amount of PSNH's stranded costs will be re-determined as of Competition Day, with actual stranded costs to be determined based upon the value on PSNH's books as of Competition Day, and subsequent adjustments set forth below.

Part 1 of the SCRC will recover over a 12 year period the cost of the Rate Reduction Bonds referred to in Section 4, including amortization of the Bonds plus carrying charges, net of related deferred income taxes. The annual costs recoverable under Part 1 of the SCRC have first priority on annual recoveries under the SCRC, over and above Part 2 and Part 3 costs.

Part 2 of the SCRC has second priority on annual SCRC collections, over and above Part 3 costs. The costs recoverable under Part 2 include nuclear decommissioning costs, and the net of IPP costs and revenues. Part 2 of the SCRC will continue until the respective obligations terminate.
Part 3 of the SCRC has the lowest priority on annual recoveries under the SCRC. Annual costs recoverable under Part 3 shall be paid from SCRC collections that remain after the amounts required to amortize all annual
Part 1 and Part 2 costs.  The costs recoverable under Part 3 include:

	Remaining amount of the Acquisition Premium that is not securitized

	FAS 109 costs related to the non-securitized portion of the Acquisition
Premium

	Unrecovered obligations of YAEC, CY & MY

	Deferred IPP costs

	Deferred FPPAC costs

	Hydro Quebec contract buy-out payments

	Vermont Yankee contract buy-out payments

	Unamortized loss on reacquired debt

	Excess transition costs, if any, from Section 11 hereof

	The net of revenues and costs of any generating facility, non-IPP entitlement or obligation retained by PSNH beyond Competition Day, until such time as the facility, entitlement or obligation is divested, except as otherwise provided in Section 9m.

As provided in this MOU, the stranded costs contained in Part 3 of the SCRC will be adjusted for the following items, including, but not limited to: all related deferred income taxes, $10 million upon the transfer of PSNH's market based wholesale contracts to an affiliate, any net payments received by PSNH or NU resulting from termination of any requirements contracts other than NHEC under which PSNH provides wholesale services, the net proceeds from the sale of PSNH's generating assets or obligations, and the net present value of any excess over and above the interest rate guarantee contained in Section 4. PSNH will be allowed a return on the unamortized balance of the stranded costs contained in Part 3 of the SCRC based on an ROE of 8% after tax, an equity ratio of 40%, and the cost of PSNH's non-securitized long-term debt.

Beginning on Competition Day, the average SCRC will be 3.79 cents per kWh. That charge will continue in effect until the earlier of: (i) full recovery of the stranded costs contained in Part 3 of the SCRC, or (ii) the date on which PSNH assumes the risk for non-recovery of those costs pursuant to the risk sharing mechanism contained in Section 7 hereof. At that time, the SCRC will be reduced to the level necessary to recover the remaining stranded costs; namely, the balances and ongoing expenses contained in Parts 1 and 2 of the SCRC. Part 1 of the SCRC will continue until 12 years from Competition Day, and Part 2 of the SCRC will continue until the respective obligations terminate.

Reconciliation of stranded costs will be accomplished in the following manner. If the SCRC revenue attributable to Parts 1 and 2 costs in any given year is less than the amount required to recover those costs in that year, the difference will be deferred, with a return equal to the return on Part 3 of the SCRC. Once the Part 1 and Part 2 costs are recovered in any given year prior to the Recovery End Date set forth in Section 7, any excess SCRC revenue will be applied to Part 3 costs. After the Recovery End Date, there will be an annual reconciliation of Part 1 and Part 2 costs in a manner to be approved by the Commission.

In order to amortize non-securitized stranded costs as quickly as possible, PSNH remains obligated to operate its system in a prudent manner designed to optimize sales on its distribution system, including but not limited to economic development efforts.

6.	Exit Fees

The parties do not propose the imposition of an exit fee on a customer who installs generation to serve its own load.

7.	Risk Sharing

PSNH agrees to share in the risk of recovery of unsecuritized stranded costs. Specifically, PSNH shall forego the right to recover all such costs that remain unrecovered as of September 30, 2007 (the "Recovery End Date"). The Recovery End Date is based on the load growth and other data and assumptions contained in the June 4, 1999 financial scenario that supports this MOU including the assumed wholesale market prices for the sale of the output of generating assets and entitlements prior to divestiture, Rate Recovery Bonds costing 7.25%, an assumed $100 million price for Seabrook, an assumed $360 million price for the fossil/hydro assets and the Transition Service prices contained in Section 10. The only adjustments to the Recovery End Date shall be made within 30 days following the sale of the fossil/hydro assets, shall be for the period until September 30, 2007 and shall be for the actual sales price for the fossil/hydro assets, the actual cost of Transition Service, a price of less than 7.25% for the Rate Reduction Bonds, and the difference between the assumed wholesale market prices and a proxy for the wholesale price for the sale of the output of nuclear and IPP entitlements and the actual revenue from the sale of the output for the fossil/hydro units prior to divestiture. For nuclear and IPP entitlements, the proxy wholesale price shall be determined based on the average price realized from the auction of CL&P's and WMECO's shares of Millstone 2, Millstone 3 and Seabrook, adjusted for differences in capacity factors. After the Transition Period, the proxy prices will be escalated 3% per year. After the Recovery End Date, all unrecovered stranded costs remaining in Part 3 of the SCRC shall be borne by PSNH, and the SCRC shall be reduced accordingly. It is the parties' best estimate that upon the Recovery End Date, the SCRC will drop from 3.79 cents per kWh to under 2.0 cents, representing substantial additional rate reductions.

8.	Sale of PSNH or NU

If the remaining PSNH T&D assets are sold within five years of Competition Day, and a premium above 1.5 times book value is obtained (Excess Premium), 1/3 of the Excess Premium will be credited to non-securitized stranded costs. If NU itself is merged, acquired or otherwise sold during that same time period, it agrees that notwithstanding any contrary provision of law, the merger, acquisition or sale shall be subject to the jurisdiction of the PUC under RSA Chapters 369, 374, 378 or other relevant provisions, and that the merger, acquisition or sale shall be approved only if it be shown to be in the public interest.

9.	Divestiture

As provided in this MOU, PSNH has the absolute obligation to sell its generating assets, obligations and entitlements, with all net proceeds to be applied to stranded costs.
a.	Fossil/Hydro Asset Sale

PSNH will commence the auction of its fossil/hydro assets (except for the White Lake plant and PSNH's entitlement in Wyman Unit 4) no later than 30 days after the date of the final order by the PUC approving the agreement. The net proceeds from the fossil/hydro auction will be applied to stranded costs.

The auction will be conducted with PUC oversight and the final sale will be approved by the PUC. The bidding process will consist of an initial non-binding phase, during which bidders may bid for the entire portfolio of assets or on individual components, followed by the selection of finalists who will be invited to submit binding bids. Any mandatory bundling will be incorporated before binding bids are solicited. Final awards will be based on real-time bidding, if appropriate.

Prior to the commencement of an auction, PSNH may enter into arrangements for the sale of hydro-electric assets to any interested municipality at a price subject to PUC approval. Any such assets sold in this manner will be excluded from the auction. If no such arrangements are reached, all interested municipalities will be invited to participate in the auction process.

PSNH affiliates will be entitled to bid in the fossil/hydro auction provided that any bid by an affiliate will be equal to or greater than the sum of the book values for all assets on which the affiliate bids.
	b.	Employee Protection

As a condition of the fossil/hydro asset sale, PSNH will require the purchaser of the generating assets to provide certain assurances to employees at the time of sale closing. With respect to the fossil/hydro assets, the buyer will be required to honor the currently effective Collective Bargaining Agreement with Local 1837 of the International Brotherhood of Electrical Workers, which includes, providing for a period of at least one year, compensation rates in effect at the time of sale closing, employment protection and pension benefits in conjunction with PSNH, so that employees are assured of a pension that is at least equivalent to what they would be entitled to under the PSNH plan in effect at the time of sale closing. Furthermore, PSNH will honor all existing collective bargaining agreements for non-fossil/hydro employees, including T&D employees.

c.	Seabrook Sale

PSNH will restructure the Seabrook Power Contract with North Atlantic Energy Corporation (NAEC) effective as of Competition Day, subject to necessary regulatory approvals, to provide for the buydown of the value of the Seabrook asset to $100 million, thereby reducing PSNH's monthly charges under the contract.

NAEC will seek PUC approval to sell via public auction its share of Seabrook (subject to a confidential minimum price condition, which will be determined prior to the auction by the PUC based on comparable transactions) no later than December 31, 2003. The public auction shall have PUC oversight. NAEC will submit its plan for the sale to the PUC for its approval and will seek PUC approval after completion of the auction. NAEC shall make all reasonable efforts to include minority ownership shares (including that of CL&P) in the sale of Seabrook, so that a controlling interest may be offered. On Competition Day, NAEC will lower its overall return to 7%, but in the event that the PUC rejects a proposed sale of Seabrook, the ROE will be increased to 11% on a prospective basis. The increase in ROE is only applicable if the failure of the sale is through no fault of PSNH. Upon a successful sale, the Seabrook Power Contract between PSNH and NAEC shall be terminated, but a new contract may be entered into to the extent necessary, as approved by the PUC, to provide for the recovery of nuclear decommissioning costs by NAEC.

Until such time as Seabrook is sold, its output will be sold into the market and all net proceeds will be applied to stranded costs.

PSNH's continuing share of total decommissioning liability for Seabrook will be calculated on the basis of being fully funded by December 31, 2015, using an estimated decommissioning date of 2015, or as provided by the Nuclear Decommissioning Finance Committee. PSNH shall continue to make the periodic payments necessary to provide full funding by this date, after closing of the sale of Seabrook. After closing, PSNH customers shall have no further obligation with respect to funding future changes in Seabrook decommissioning levels.
d.	Vermont Yankee Sale

PSNH may seek to sell via private negotiations its ownership share in the Vermont Yankee Nuclear Power Corporation no later than July 31, 2000.

If no private sale occurs by July 31, 2000, PSNH will offer its ownership interest and obligations in Vermont Yankee for sale by December 31, 2000, including the associated power contract, through an open public auction, subject to a confidential minimum price condition, which shall be determined by the PUC prior to auction. The PUC will have oversight and approval of the auction and sale. The sale shall account for the current transmission agreement.

PSNH will continue to make periodic contributions to the nuclear decommissioning fund. After sale closing, PSNH customers shall have no further obligation with respect to funding future changes in Vermont Yankee decommissioning levels.

PSNH decommissioning obligations shall be based upon the currently estimated amounts at the sale closing. Future obligations, either higher or lower, shall be the responsibility of the purchaser.

e.	Millstone 3

PSNH will transfer its ownership share of Millstone 3 to an affiliate.
The purchase price for such transfer is included in the write-off taken by PSNH. PSNH's continuing share of decommissioning obligations will be calculated on the basis of being fully funded for dismantling in 2026. After sale closing, PSNH's customers shall have no further obligation with respect to funding future changes in Millstone 3 decommissioning levels.

f.	Hydro Quebec

PSNH will dispose of its HQ power entitlement and the associated HQ DC transmission rights required to deliver the HQ power entitlement as part of the fossil/hydro auction.

As part of the fossil/hydro auction, PSNH will dispose of its HQ DC transmission rights which exist subsequent to the term of PSNH's HQ power entitlements.
g.	White Lake Power Plant

The White Lake power plant will be retained by PSNH, and run as needed to maintain reliability on PSNH's electrical system. Any energy produced by this plant and the capacity represented by this plant will be sold on the wholesale market or sold to the New England Independent System Operator (ISO) at the ISO market clearing prices in a prudent manner designed to maximize net revenues. The cost and revenue associated with this plant shall be included in the Delivery Charge.

h.	IPPs

PSNH will periodically auction its entitlements in IPP power or make such power available through the ISO spot market or through such other sale as authorized by the PUC, in a prudent manner designed to maximize net revenues. Payments to the IPP's will continue in accordance with the currently effective or future orders of the PUC. Any revenue from such auction or sale will be used to reduce stranded costs.

	i.	Wyman Unit 4

PSNH will sell its entitlement in Wyman Unit 4 as soon as possible. Net proceeds from the sale above the book value of the assets will be applied to stranded costs.
j.	Other Potential Generation Sites

PSNH will sell by March 31, 2000 any other property interests at sites that have significant potential for use as generation sites. PSNH shall apply 50% of the amount by which net proceeds exceed book cost as a credit against stranded costs.

k.	Market Based Wholesale Contracts

PSNH  will transfer its market based wholesale contracts to an affiliate. Upon such transfer, PSNH's stranded costs will be reduced by $10 million in addition to the write-off taken by PSNH.
	l.	Prudent Operation

After Competition Day, in order to amortize non-securitized stranded costs as quickly as possible, PSNH retains the obligation of prudent operation of its units and the prudent marketing of power from those units and any other power obligations it still retains in a manner designed to optimize net revenues. Said obligation remains until each asset or obligation is sold, pursuant to the auctions or sale mechanisms described above. Prudence is to be determined under the standards contained in New Hampshire law pursuant to procedures that the parties will establish in the definitive agreement.

	m.  Final Sale

If the auction or sale of any or all of the non-fossil/hydro assets or obligations as described in this Section should fail, the PUC shall have the authority to divest the asset or obligation. This may be accomplished by awarding the asset or obligation to the highest bidder; requiring a NU affiliate to purchase at the minimum bid price; conducting an absolute auction; or by such other means as the PUC deems appropriate. If there is no final sale, the net of the costs and revenues after the Recovery End Date will be considered Part 2 costs.

10.	Energy Charge

Once competition begins, customers may be able to obtain greater rate reductions from the market than the 18.2% provided for in this agreement by choosing a competitive supplier. Transition Service is being made available so that customers also have the option of stable and predictable prices during the transition to a fully competitive market. Default Service will provide a temporary safety net and assure universal access.

a.	Transition Service

Transition Service will be available for a three year period following Competition Day (Transition Period) for those customers who have not chosen a competitive supplier. PSNH will secure Transition Service power for the entire three year period through a competitive bidding process with PUC oversight.

	All energy suppliers, including PSNH affiliates, will be permitted to bid to provide Transition Service.

	Market division is not mandatory, but will be considered after bid receipt and analysis, in which case a subsequent round of bidding may be used to assess its benefits.

	Transition Service shall be procured in time blocks as shall prove efficient and effective after analysis of the bids is made.

	PSNH will offer branding service to the successful bidder(s), including the use of name identification on bills or bill inserts.

The retail price of Transition Service will be 3.70 cents per kWh in the first twelve months following Competition Day (year 1), 3.80 cents per kWh in year 2 and 3.90 cents per kWh in year 3. If the weighted average price obtained through successful competitive bids in any year is lower than the Transition price, the difference will be used to defray stranded costs; conversely, if the price obtained is higher than the Transition Service price, the excess will be collected through Part 3 of the non-securitized portion of the Stranded Cost Recovery Charge.

Customers will be free to terminate Transition Service at the end of any billing cycle to purchase from an alternative supplier without cost or penalty. A prominent message will appear on customers' bills informing them of this right. Customers who terminate Transition Service will be allowed to return under the following conditions:

During year 1, residential and small commercial customers will be allowed to return to Transition Service.

Low income customers will be allowed to return to Transition Service at any time.

There will be no market share limits on the amount of Transition Service provided by a single supplier. At the end of the three year Transition Period all customers who have not selected a competitive supplier will be assigned to those entities providing transition power in accordance with the ratio of transition power provided by each supplier during the three year period. Any Transition Service customer subject to such assignment shall be provided adequate notice by PSNH in advance of such assignment. The administrative cost of acquiring, billing and managing Transition Service will be recovered through the Delivery Charge for all customers.
b.	Default Service

Default Service will be available for customers who are not eligible for Transition Service and who are not receiving energy from a competitive supplier. Default Service shall be acquired through a competitive bid for the three year period following Competition Day, pursuant to terms and conditions established by the PUC. An additional bidding process will be conducted in the third year to procure Default Service for the subsequent year, with annual bidding thereafter.

There will be no price limits established for Default Service. All energy suppliers, including affiliates of PSNH, will be entitled to bid on Default Service. The administrative cost to acquire, bill and manage Default Service will be recovered as provided by statute. Default Service will be procured in time blocks as shall prove efficient and effective after analysis of the bids is made. The price of Default Service shall be the weighted average of all successful bids.

11.	Auctions

The auctions established in Sections 9 and 10 of this MOU envision simultaneous auctions for the sale of PSNH's fossil/hydro assets, for Transition Service and for Default Service. Bidders are entitled to bid in all three of the auctions, but there is no requirement that they do so. The bids from all three auctions may be evaluated together to optimize overall economic benefits to customers. The parties recognize that there may be delay in closing the sale of the fossil/hydro assets for a short period of time after Competition Day. During that interim period, if any, PSNH will commence offering Transition Service and Default Service, and sell the output of its fossil/hydro assets into the market. All net proceeds from such sales will be applied to stranded costs.

12.	Delivery Charge (T&D)

The Delivery Charge will be set at an overall average level of 2.80 cents per kWh for the first thirty months following Competition Day (Delivery Charge Transition Period). No later than twenty-nine months following Competition Day, PSNH will file with the PUC a proposed Delivery Charge, including supporting cost and rate information and pro-forma adjustments for the four most recent calendar quarters for which data is available, for effect after the end of the Delivery Charge Transition Period. Any final Delivery Charge determined by the PUC will only be applied prospectively from the end of the Delivery Charge Transition Period.

The establishment of rates for the Delivery Charge Transition Period shall not be considered a precedent for the establishment of the level of rates subsequent to the Delivery Charge Transition Period.

During the Delivery Charge Transition Period, a Major Storm Cost Reserve
(MSCR) shall be established by PSNH and shall be deemed to be funded under the 2.8 cents per kWh Delivery Charge at a rate of $3 million per year. Major storm costs shall be charged to the MSCR during that period. As part of the filing for the post Delivery Charge Transition Period, PSNH will report the difference between the actual costs charged to the MSCR and the funding of the MSCR. PSNH will recover or refund (with a return or interest) during the subsequent twelve months (or as ordered by the PUC) in which the charge for the post Delivery Charge Transition Period is in effect any difference between the reasonable and prudent costs charged to the MSCR and the amount of funding of the MSCR (i.e., the balance of the reserve, subject to a prudence finding for the costs charged thereto). PSNH will also propose the level of funding to the MSCR which should be done on a prospective basis which would be reconciled during a subsequent rate proceeding.

PSNH has established an Environmental Remediation Reserve (ERR) on its books of account for potential application to large fixed site expenditures which is expected to total $11.5 million by the Competition Day and which shall be adjusted on a pro rata basis for any change in that date. During the Delivery Charge Transition Period, no portion of the 2.8 cents per kWh Delivery Charge will be deemed to be attributable to the ERR; therefore, PSNH will be allowed to defer any new environmental clean-up expenses. PSNH will charge its actual environmental remediation expenditures to the ERR for those identified sites. PSNH will increase the ERR for cost estimates related to any new sites or increases in estimated clean-up costs for sites already identified. As part of the filing for the post Delivery Charge Transition Period, PSNH will report the actual balance in the ERR (whether positive or negative), and PSNH will recover or refund (with a return or interest) any balance of the ERR during a period not to exceed three years or as ordered by the PUC (subject to a prudence finding for the costs charged thereto) subsequent to when the charge for the post Delivery Charge Transition Period is in effect. PSNH will also propose a level of funding to the ERR which should be done on a prospective basis and which would be reconciled during a subsequent rate proceeding.

During the Delivery Charge Transition Period, the PUC shall, on request of PSNH or on its own motion, adjust the charge to reflect any changes in PSNH's costs resulting from the imposition or modification of any tax, program, service, or accounting change resulting from an order by any regulatory agency or by the enactment or revision of any law.

The Delivery Charge during the Delivery Charge Transition Period will only apply to PSNH's meter, customer, demand and energy (kilowatt-hour) charges and will not apply to other fees and service charges (e.g., late payment charges, service connection charges, line extension charges, and fees for services provided to suppliers). Changes to other fees and service charges will continue to be subject to PUC approval.

In order to achieve the average Delivery Charge specified above, the parties agree that a 10 year extension for depreciation lives is appropriate for PSNH's transmission and distribution assets. The parties will support PSNH's request to make such an adjustment to the book lives at the PUC. In addition, PSNH will seek to classify its transmission and distribution assets generally in the manner it proposed in Docket No. DR 97-059 at the PUC with the support of the parties.

PSNH agrees to fund PUC expenses during the Transition Period which are necessary to provide, among other things, assurance of agreement compliance, assurance that T&D quality and reliability are maintained, assurance that power sales are prudent, and that allocators utilized to levy charges from other affiliates to PSNH are both proper and timely. If such funding exceeds the historical special assessment of $350,000, PSNH may recover the incremental amount through an increase to the Delivery Charge during the Delivery Charge Transition Period, pursuant to the preceding provisions of this Section which allows the Delivery Charge to be adjusted to reflect changes in PSNH's costs resulting from the imposition or modification of any tax, program, service or accounting change.

Revenue generated by the provision of wheeling service across PSNH's transmission system or the transmission systems of its affiliates will continue to be credited to the PSNH Delivery Charge revenue requirements on a pro-rata basis. In addition, revenue generated from the provision of wheeling service across PSNH's distribution facilities will be credited against Delivery Charge revenue requirements.

13.	Public Policy Benefits

a.	Low Income Protection

PSNH agrees to implement a low income electric assistance program based on an affordable percentage of income payment program, to be funded by a charge spread among all classes of customers, consistent with the program approved by the Commission in oral deliberations on May 10, 1999 in DR 96-
150. In the event that implementation of such a statewide percentage of income payment program is delayed for any reason beyond Competition Day, PSNH agrees to file and implement a plan for an interim low income assistance program or discount rate, which should result in aggregate rate relief to low income customers essentially equivalent to the above program.

b.	Energy Efficiency/Conservation

The parties recognize that energy efficiency investments in homes and businesses complement rate reductions as another way to meaningfully reduce customers' electric bills. While the parties understand that the Commission will decide the appropriate level of future energy efficiency funding, informed by recommendations of the Energy Efficiency Working Group, PSNH agrees to support increased DSM program budgets, consistent with the System Benefits Charge figures set forth below.
	c.	System Benefits Charge

Prior to Competition Day, PSNH will spend amounts authorized by the Commission for energy efficiency/DSM as established in Conservation and Load Management proceedings. After Competition Day, the System Benefits Charge will be a cents per kilowatt-hour charge applied equally to all classes of customers and to all kilowatt-hours billed to Delivery Service customers. The System Benefits Charge will consist of the following:

	If the Commission has not rendered a decision on the recommendations of the
Energy Efficiency Working Group as of Competition Day, the DSM/C&LM charge will be 0.10 cents per kilowatt-hour for the first year following
Competition Day, 0.15 cents per kilowatt- hour for the second year following Competition Day, and 0.25 cents per kilowatt-hour thereafter. If the Commission has rendered such a decision, these charges shall be as required to reflect the results thereof.

	0.15 cents per kilowatt-hour for the duration of the low income program, or until ordered otherwise by the Commission.

	Other charges as approved by the Commission.

14.	Energy Consumption Tax

The Energy Consumption Tax shall be the amount specified by law.

15.	Rate Design

All rate design changes require PUC approval.

All classes of customers will be charged an equal cents per kWh amount for each of the System Benefits Charge, the Energy Consumption Tax (unless modified by a revision to the legislation) and Transition Service (for those customers taking such service). Other than the specific items referenced above, PSNH will recover its costs through customer, demand, meter, and energy (kWh) charges, subject to the constraint that any change to rate design will not result in a shifting of costs between the residential class and all other classes. All rate design changes will be performed on a revenue neutral basis.

The average rate reduction for the residential class will be the same as the average rate reduction for all other classes combined. The rate reduction for individual customers or for different general service classes may vary from the average overall rate reduction. Any changes to rate design may not result in a higher bill for any customer.

PSNH may seek to adjust or eliminate the current humped design of the standard residential rate. PSNH may redesign its general service rates (Rates G, GV and LG) to provide for a smooth transition for customers who switch from one rate class to another as a result of load changes. Rates under Rate COPE and Rate LCS may receive a lower percentage discount than the discount applied to rates for standard service under residential rates and Rate G.

16.	Special Contracts

Special contract customers who wish to retain the benefits of their existing contracts should have the opportunity to do so after Competition Day. All customers served under special contracts in existence as of Competition Day may elect one of the following options on a one-time basis:

	They may "opt out" of their contract as provided by their contract, receive market energy and take other services under tariffed rates.

	They may retain their contract at Competition Day at prices dictated by the contract and receive Transition Service and, thereafter, Default Service for the remainder of the contract term. No additional payments will be required for Transition or Default Service energy.

	They may have their contracts unbundled by subtracting 3.7 cents per kWh from their contract rates and receive energy from a competitive supplier for the remaining term of their contract.  All other provisions of their contract will remain in effect.

17.	Market Power

PSNH will work with the Office of Consumer Advocate to establish appropriate market power measurements and benchmarks which may be used to monitor how the ISO-NE power marketplace is operating.

PSNH affiliates will be allowed to fully participate in the retail energy market, subject to a Code of Conduct to be established by the PUC.
The parties will recommend that the Code of Conduct address issues such as, but not limited to, physical separation, restrictions on common management or directors, contractual or financial relationships and preferential treatment. No generating or marketing affiliate may use the name Public Service Company of New Hampshire or any similar name, nor may those affiliates otherwise trade on the name or status of PSNH in their marketing efforts. The books and accounts of the affiliates will be open to inspection by the PUC. Resolution of disputes under any market power provisions will be performed in a manner consistent with the arbitration procedures now in place pursuant to the Telecommunications Act of 1996.

18.	New Hampshire Electric Cooperative Issues

Final settlement and attendant securitization shall be conditioned on PSNH's willingness to enter into an agreement that provides fair and equitable rate reductions for the New Hampshire Electric Cooperative (NHEC) members, that are comparable to the reductions for PSNH's retail customers, adjusted for distribution cost differences. PSNH commits to include in a settlement features that will add value to the NHEC. Such features include, but are not limited to, the lumped bidding of Transition Service and/or Default Service, the joint sale of Seabrook entitlements, performance of services and mutual support for their respective agreements in all forums.

The June 4, 1999 financial scenario supporting the MOU is premised on PSNH's ability to recover unrecovered wholesale stranded costs from retail customers which may result from the FERC's February 24, 1999 decision in Docket EL96-53-002. The treatment of any differences in costs or revenues from the amounts modeled in the financial run for energy and for capacity will depend on the outcome of PSNH/NHEC negotiations and will be resolved in the final agreement.

19.	Dividends

PSNH will be prohibited from making dividend payments to its parent, NU, until the write-off associated with this agreement has been taken.

20.	Sharing Agreement
The Sharing Agreement between PSNH and the NU initial system will be null and void on Competition Day with no financial compensation due either party except for final reconciliation for amounts due with respect to entitlements or transactions accruing before this termination date.

21.	Bankruptcy of NU or Other Affiliates
PSNH and NU agree to take all possible steps to insure that the State, acting on behalf of PSNH customers, will be entitled to participate as a party in any bankruptcy of NU, PSNH or any current or future affiliate during the term in which any Rate Reduction Bonds remain outstanding.

22.	Termination of Administrative and Court Proceedings

Upon execution of this MOU, PSNH will petition the federal court and the parties will jointly petition the PUC to stay the following proceedings during the pendency of the approval process for the settlement, and to move to dismiss the proceedings upon implementation of the settlement, thereby resolving all issues related to PSNH in the following proceedings:

	Federal Court Litigation (D.N.H. 97-97, D.R.I. 97-121)

	PUC Dockets:

     DR 96-148 (Best Efforts)
     DR 96-149 (Light Loading)
     DR 96-424 (Hannaford)
     DR 97-014 (FPPAC)
     DR 97-059 (Base Rate Case)
     DE 97-167 (OCA - Millstone Review)
     DF 97-185 (Management Audit)
     DR 98-006 (LCIRP)
     DR 98-014 (FPPAC)
     DSF 98-066 (Bulk Power Supply)
     DR 98-071 (LCIRP)


23.	Conditions for Competition Day

In order for Competition Day to occur, all of the following must be met:

	The PUC must approve the settlement without condition or modification, unless agreed to by the parties, through a final order.

	PSNH must have obtained the consent of the New Hampshire Attorney General, and all regulatory approvals necessary, to make any necessary revisions or to cancel the 1989 Rate Agreement, the Sharing Agreement, the Capacity Transfer Agreements between PSNH and the initial NU system and the Seabrook Power Contract between PSNH and NAEC.

	PSNH must receive approval from appropriate lenders pursuant to existing credit agreements.

	There must be an arrangement in place with one or more suppliers for the provision of Transition Service and Default Service.

	PSNH must close on the issuance of Rate Reduction Bonds.

	PSNH must have agreements to sell power from any remaining entitlements or there must be an arrangement in place for PSNH to bid the remaining power to the ISO and receive market prices for such power.

	There must be approval by the FERC, SEC, NRC and other state agencies as required for any jurisdictional matters.

24.	Date for Customer Choice

PSNH will restructure its tariff and the rates set forth therein, and revise its billing, customer accounting, electric load reporting and related systems and processes to provide for retail customer choice of generation services. Customer choice will begin on the first day of the month following the month in which the conditions set forth in Section 23 are met (Competition Day). On Competition Day all of PSNH's retail customers will have the opportunity to choose an energy supplier.

Signed this 14th day of June, 1999

/s/Jeanne Shaheen
Governor of the State of New Hampshire
State House
Concord, NH  03301

/s/Philip T. McLaughlin
Attorney General of the State of New Hampshire
33 Capitol Street
Concord, NH  03301

/s/Thomas B. Getz
Executive Director and Secretary
New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, NH  03301

/s/Deborah J. Schachter
Director
Governor's Office of Energy and Community Services
57 Regional Drive
Concord, NH  03301

/s/Michael G. Morris
Chairman, President and Chief  Executive Officer
Northeast Utilities
107 Selden Street
Berlin, CT 06037

/s/William T. Frain, Jr.
President and Chief Operating Officer
Public Service Company of New Hampshire
P.O. Box 330
Manchester, NH 03105